UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

XTL Biopharmaceuticals’ lUPUS drug hcdr1 granted patent

for pharmaceutical composition & manufacturing

processes

Lead asset addresses unmet need in market projected to reach $4 billion

RAANANA, Israel - (February 10, 2016) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing its lead product for the treatment of lupus, today announced that its lead drug candidate hCDR1 has been granted a patent by the Israel Patent Office. The patent, titled “Pharmaceutical Compositions Comprising a Peptide and a Substituted ß Cyclodextrin for use in Treating Systemic Lupus Erythematosus and Processes for their Manufacture,” addresses the pharmaceutical composition of hCDR1 and its manufacturing processes. The compound hCDR1 and its formulations have been previously granted patents in numerous key jurisdictions including the U.S., Europe, Israel, Japan, China, India, Russia, Australia and Canada.

“As we head into our Phase 2 trial of hCDR1 in the U.S., Europe and Israel, we are pleased to see a fortification of our lead compound’s intellectual property rights. Because systemic lupus erythematosus (SLE) is an indication in dire need of an effective treatment, a drug that shows promise of efficacy is of high interest to large pharma partners, making the IP surrounding the technology very valuable,” stated Josh Levine, Chief Executive Officer of XTL.

XTL expects to initiate a Phase 2 trial of hCDR1 in the treatment of SLE in 2016.

The market for SLE drugs was $900 million in 2012 and is expected to grow to $4 billion by 2022 in the U.S., France, Germany, Italy, Spain, UK, and Japan according to Decision Resources (http://www.prnewswire.com/news-releases/the-systemic-lupus-erythematosus-market-will-grow-dramatically-over-the-next-decade-increasing-from-approximately-900-million-in-2012-to-4-billion-in-2022-229853141.html).

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and with clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one and possibly more clinically meaningful endpoints. For more information please see a peer reviewed article in Lupus Science and Medicine journal (http://lupus.bmj.com/content/2/1/e000104.full).

XTL Biopharmaceuticals Ltd. 5 Hacharoshet Street, Raanana, 43656, Israel Tel: +972 9 955 7080; email: ir@xtlbio.com	Page 1

About Systemic Lupus Erythematosus (SLE)

Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, central nervous system, heart, hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking the normal organs and causing irreversible damage. According to the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year. The majority of patients are women of childbearing years. There has been only one drug approved by the FDA in the last over 50 years and recently two of the few drugs in advanced development did not meet their primary endpoints in Phase 3 trials.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases including lupus. The Company's lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of systemic lupus erythematosus (SLE). There currently is no effective treatment on the market for SLE. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals. Based on safety and efficacy data shown in a completed Phase 2 study, the Company expects to initiate a Phase 2 trial in 2016.

XTL is traded on the Nasdaq Capital Market (XTLB) and the Tel Aviv Stock Exchange (XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

XTL Biopharmaceuticals Ltd. 5 Hacharoshet Street, Raanana, 43656, Israel Tel: +972 9 955 7080; email: ir@xtlbio.com	Page 2

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Registration Statement on Form F-1 as filed with the U.S. Securities and Exchange Commission on December 31, 2015.

XTL Biopharmaceuticals Ltd. 5 Hacharoshet Street, Raanana, 43656, Israel Tel: +972 9 955 7080; email: ir@xtlbio.com	Page 3

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 10, 2016	By:	/s/ Josh Levine
Josh Levine Chief Executive Officer